

INC

2005 ANNUAL REPORT




SEC MAIL
RECEIVED
PROCESSING
MAY 09 2006
WASH. D.C.
213
SECTION

22% SALES GROWTH. **100% FOCUS.**

2005 ANNUAL REPORT

UFP Technologies, Inc. (Nasdaq: UFPT) is a leading supplier of custom-engineered packaging solutions and component products.

The Engineered Packaging Division designs and manufactures interior protective packaging solutions using molded fiber, vacuum formed plastics, and molded and fabricated foam plastics.

The Component Products Division designs and manufactures engineered component solutions using laminating, molding and fabrication technologies.

Our customers include leading companies in six target markets: automotive, computers and electronics, medical, aerospace and defense, consumer, and industrial. Learn more about us at www.ufpt.com.

CONTENTS

UFP TECHNOLOGIES

DEAR FELLOW SHAREHOLDER:



2005 was an exciting and productive year for UFP Technologies. We experienced double-digit sales growth in five of our six target markets and ended the year with an overall growth rate of 22%. We also expanded our credit facility and made significant investments in new personnel, equipment, marketing programs, and research and development initiatives – important strategic moves to position our company for long-term success.

A big reason for that 22% sales growth was our sharp focus on six target markets: automotive, computers and electronics, medical, aerospace and defense, consumer, and industrial. These are the markets we've identified as offering the best fit for our capabilities and the best prospects for long-term profitable growth. In the following pages, we will provide a detailed look at our progress in our four fastest-growing markets. For now, I'd like to discuss the ideas and initiatives that unite our entire company and will continue to drive our long-term success.

No matter what market we're targeting, our value proposition remains the same. It lies in our ability to engineer custom solutions with a combination of unique materials – foams, plastics and natural fibers – along with our unrivaled fabrication and precision molding capabilities. These skills are best applied to customers who are quality driven and specification driven – and can't afford product failure or production disruptions. In other words, the more critical the application, the more customers value the innovation, reliability, quality and service UFP is proven to deliver.

Company-wide, the goal of UFP Technologies is to be the most innovative and valued converter of foam plastics and natural fiber materials in North America. That means meeting customer needs quickly and efficiently through highly creative problem solving, exacting quality standards, extensive knowledge of the latest materials, and cutting-edge precision processing techniques. To maximize these advantages, another key component of our strategy is to increase our speed of business.

In today's rapidly changing marketplace, we believe customer response time can be an important competitive advantage. So we are continuously analyzing how we deliver products and services, with the goal of identifying and eliminating any inefficiencies in the system. We believe responding more quickly to market opportunities and customer requests will increase the value we bring to our customers and help drive our sales growth. So we're working to dramatically improve what we call our "organizational velocity." We made significant progress this year, developing strategies to reduce lead times for quotes, samples, designs, order completion, and every other aspect of the customer's experience with UFP. This focus on speed is part of a larger initiative to continually improve and simplify all areas of our business. We are always striving to improve our efficiency, and to ensure that our resources are focused on those opportunities that will maximize our long-term success.

With a new bank line in place, and the positive cash flow generated by our growing business, we also plan on accelerating our acquisition efforts in 2006 as a key piece of our overall growth strategy. We believe our fragmented industry remains poised for consolidation, with many competitors struggling to cope with today's economic realities and others led by owners approaching retirement age. Initially, we will focus on targeted companies within our core business where growth opportunities are greatest, and fold-in acquisitions where a local competitor can be joined with an existing UFP facility to generate synergies and economies of scale.

In summary, UFP Technologies continues to execute its strategic plan aimed at delivering value to customers and shareholders. In every aspect of our business, our strategy is designed to increase profitability and capitalize on opportunities that best suit the company's unique problem-solving capabilities. We believe this disciplined approach will enable the company to outperform its competition and reach its ambitious growth targets. This year's sales figures show the strategy is working, but I believe the best days for UFP Technologies are yet to come. In the review of our fastest-growing markets on the following pages, I think you'll see why. Thank you for your continued support of UFP Technologies.

Sincerely,



R. Jeffrey Bailly
President and Chief Executive Officer

A look at our four fastest-growing markets — and why they soared in 2005.

AUTOMOTIVE:
Long-term investments begin to bear fruit

This was our fastest-growing market in 2005, and we are forecasting significant growth in 2006 as well, driven by strong demand for our lightweight structural components. In Georgia, our door panel program launched successfully and ramped up to full production on three of its four models in 2005. After several years of investment and preparation, this plant is now operating at a profit.

In Detroit, we're also enjoying tremendous growth in our new lightweight sunshade applications. We launched four new sunshade programs in 2005, including three in the third quarter alone. These innovative sunshades are lighter, more cost-effective and have fewer moving parts than competitive sunshades. While these benefits are certainly fueling demand, some larger industry trends are also in our favor. Models manufactured with sunroofs are growing more than 10% per year and are expected to increase from 30% of vehicles to 50% over the next five years. Also, the "model year" nature of the industry requires the continual redesign and launch of new vehicles and components. This constant drive for innovation creates many opportunities for us to solve problems, reduce costs and demonstrate value for our customers. And they have indeed come to depend on us as a critical engineering partner. With our vast knowledge of unique materials and ability to mold complex shapes to precise specifications, we are well positioned to penetrate this market further in coming years.





COMPUTERS & ELECTRONICS:

Winning on quality, value and geographic reach

This has long been an important market for UFP; we've been creating protective packaging solutions for computer and electronic products for more than 30 years. We design material handling solutions to transport them during the manufacturing process, packaging solutions to get them safely to end users, and applications such as case inserts to store them between uses. These solutions incorporate the full breadth of our capabilities and materials, including molded fiber, fabricated and molded foams, and vacuum formed plastics.

Our customers in this market include IBM, Hewlett-Packard, Canon, Lexmark, Federal Express and many other large companies, to whom we offer many advantages. For example, many customers in this market are extremely price- and freight-sensitive. With multiple plants throughout the country, we can respond quickly and cost-effectively to the full range of their needs. For large customers, our geographic reach and strategic relationships with international partners and raw material suppliers enable us to provide the kind of value our smaller competitors cannot match. These customers see us as a problem-solving partner, uniquely capable of delivering a broad range of innovative and cost-effective solutions. With our focused and disciplined approach, we will work to maintain growth by constantly improving our reliability, quality, service and speed – and by targeting geographies with rapidly growing business opportunities, such as El Paso, where we opened a plant in 2004.





MEDICAL:
Meeting the rising demands of an aging population

With an aging population needing more health care products and services, medical opportunities continue to grow for UFP Technologies. Our medical customers place a high value on tightly controlled quality systems, precision manufactured parts and clean room production environments. As a result, this market is a particularly good fit for our capabilities. Today, our highly engineered cross-link foam solutions are shipped throughout North America and, in some cases, offshore as well. We serve four distinct niches: medical packaging for products like orthopedic implants; medical device components; dental products, such as foam fluoride trays; and orthopedic components, such as products and parts that aid patient comfort or rehabilitation.

Increased demand from the maturing baby boom generation is a key driver of this market. For example, demand for orthopedic implants is growing at 20% per year. While price pressure is always an issue, customers in this market ultimately value innovation, reliability, quality and service over price. As a proven and innovative problem solver, we are well positioned to market our solutions aggressively. In 2005, we doubled our clean room manufacturing capacity to meet growing demand, an important investment that's already paying dividends. 2006 looks to be another strong year for us in this market, as we capitalize on this expanded clean room capacity and continue to provide additional services such as labeling, packaging, and shipping.





AEROSPACE & DEFENSE:

Expanding our contributions to America's fighting forces

The growth of this market has been driven, in part, by increased government spending in Iraq and Afghanistan, and the global war on terrorism. According to government estimates, overall military spending will continue to be robust in the coming years. As we increase our share of this expanding defense budget, our ability to manufacture high quality parts in ISO 9001–certified U.S. factories will remain an important advantage. We specialize in providing cross-linked foam components using foam and fabric laminates, and we also supply the laminates on a stand-alone basis.

We serve several niches within the Aerospace and Defense market. For example, demand for our tool control solutions for military aircraft has been strong. In these applications, our products help maintenance personnel prevent damage from tools inadvertently left in engines or elsewhere within sensitive military equipment. Another growing niche: uniform and gear components for armed services personnel. In a new backpack system for the Army and Marines, we supply components for the waist belt and shoulder straps. In addition, we provide a routed case insert that slides into backpacks to protect highly sensitive mine detection equipment. We also provide firearm holster components and replaceable knee and elbow pads for Army and Marine uniforms. Based on commitments already received, we expect 2006 will be another strong year for UFP in this market.



SELECTED FINANCIAL DATA

The following selected financial data for the five years ended December 31, 2005, is derived from the audited consolidated financial statements of the Company. The consolidated financial statements for fiscal years 2004, 2003 and 2002 were audited by Pricewaterhouse Coopers LLP. The consolidated financial statements for fiscal year 2001 were audited by Arthur Andersen LLP ("Andersen"), which has ceased operations. The data should be read in conjunction with the consolidated financial statements and the related notes included in this report, and in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SELECTED CONSOLIDATED FINANCIAL DATA

	Years Ended December 31 *(in thousands, except per share data)*				
Consolidated statement of operations data:[1]	**2005**[2]	**2004**[2]	**2003**[2 3 4]	**2002**[4 5]	**2001**[4 6 7]
Net sales	$ 83,962	68,624	60,902	61,189	61,574
Gross profit	14,601	13,971	10,724	12,105	10,925
Operating income (loss)	2,171	2,144	(1,508)	466	(3,741)
Net income (loss)	659	871	(1,516)	(234)	(3,043)
Diluted earnings (loss) per share	$ 0.14	0.17	(0.34)	(0.05)	(0.72)
Weighted average number of diluted shares outstanding	5,261	4,995	4,490	4,343	4,245

	Years Ended December 31 *(in thousands)*				
Consolidated balance sheet data:[1]	**2005**[2]	**2004**[2]	**2003**[2]	**2002**	**2001**
Working capital	$ 3,321	1,431	1,209	1,540	977
Total assets	44,000	39,632	36,749	35,383	38,102
Short-term debt and capital lease obligations	9,716	9,484	8,173	7,169	7,395
Long-term debt and capital lease obligations, excluding current portion	7,650	7,497	8,119	6,851	6,827
Total liabilities	29,239	25,846	24,058	21,332	23,948
Stockholders' equity	$ 14,761	13,787	12,691	14,050	14,154

[1] See Note 19 to the Consolidated Financial Statements for segment information.

[2] Amounts include the consolidation of United Development Company Limited, a 26.32% owned real estate limited partnership. See Note 1 to the Consolidated Financial Statements.

[3] Amounts include restructuring charges of $1.4 million.

[4] In years where the Company reported a net loss, basic and diluted earnings per share and weighted average shares outstanding are the same.

[5] Amounts include results of operations of the business of Excel Acquisition Group (acquired in January 2002) for the periods subsequent to its acquisition.

[6] Amounts include results of operations of the E-cube product line (acquired in October 2001) for the periods subsequent to its acquisition.

[7] Amounts include restructuring charges of $1 million.

MARKET PRICE

From July 8, 1996, until April 18, 2001, the Company's Common Stock was listed on the Nasdaq National Market under the symbol "UFPT." Since April 19, 2001, the Company's Common Stock has been listed on the Nasdaq Capital Market (formerly known as the Nasdaq Small Cap Market). The following table sets forth the range of high and low quotations for the Common Stock as reported by Nasdaq for the quarterly periods from January 1, 2004, to December 31, 2005:

Fiscal Year Ended December 31, 2004	**High**	**Low**
First Quarter	$ 2.35	$ 1.44
Second Quarter	4.05	2.01
Third Quarter	3.60	2.50
Fourth Quarter	4.20	3.08

Fiscal Year Ended December 31, 2005	**High**	**Low**
First Quarter	$ 6.39	$ 3.11
Second Quarter	5.88	2.94
Third Quarter	4.25	3.25
Fourth Quarter	3.65	2.17

NUMBER OF STOCKHOLDERS

As of February 28, 2006, there were 120 holders of record of the Company's common stock.

DIVIDENDS

The Company did not pay any dividends in 2005, although prior to becoming a public company in December 1993, the Company had from time to time paid cash dividends on its capital stock. The Company presently intends to retain all of its earnings to provide funds for the operation of its business, although it would consider paying cash dividends in the future. The Company's ability to pay dividends is subject to approval by its principal lending institution.

STOCK PLANS

The Company maintains three stock option plans to provide long-term rewards and incentives to the Company's key employees, officers, employee directors, non-employee directors and advisors. The first plan (1993 Employee Stock Option Plan) provides for the issuance of up to 1,550,000 shares of the Company's common stock. The second plan (1993 Director Plan) provided for the issuance of 110,000 shares of the Company's common stock to non-employee directors; this plan was frozen with the inception of the 1998 Director Plan, which provides for the issuance of up to 725,000 shares of the Company's common stock to non-employee directors. Additional details of these plans are discussed in Note 13 to the Consolidated Financial Statements.

The Company also maintains an Employee Stock Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986.

The Company also maintains a Stock Plan (2003 Equity Incentive Plan) to provide the Company with the ability to offer equity-based incentives to present and future executives and other employees who are in a position to contribute to the long-term success and growth of the Company.

Each of these plans and their amendments have been approved by the Company's stockholders.

Summary plan information as of December 31, 2005, is as follows:

	Number of shares of UFPT common stock to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of shares of UFPT common stock remaining available for future issuance
1993 Employee Plan	829,075	2.08	311,293
1993 Director Plan	40,000	4.77	0
1998 Director Plan	506,471	2.27	218,529
1998 Employee Stock Purchase Plan	0	0.00	122,820
2003 Equity Incentive Plan	0	0.00	363,245
Total	**1,375,546**	**2.23**	**1,015,887**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains certain statements that are "forward-looking statements" as that term is defined under the Act and releases issued by the Securities and Exchange Commission. The words "believe," "expect," "anticipate," "intend," "plan," "estimate," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. The Company's plans, described below, to execute a program which launched in the fourth quarter of 2004 for an automotive supplier that could be as large as $95 million is an example of a forward-looking statement. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

The $95 million revenue value of the automotive contract is an estimate, based on the automotive supplier's projected needs. The Company cannot guarantee that it will fully benefit from this contract, which is terminable by the automotive supplier for any reason, subject to a cancellation charge that includes, among others, a provision whereby the customer will reimburse the Company for its total capital investment less any depreciation taken. The Company's revenues from this contract are directly dependent on the ability of the automotive supplier to develop, market, and sell its products in a timely, cost-effective manner. If the automotive supplier's needs decrease over the course of the contract, the Company's estimated revenues from this contract may also decrease. Even if the Company generates revenue from the project, the Company cannot guarantee that the project will be profitable, particularly if revenues from the contract are less than expected. Other examples of these risks, uncertainties, and other factors include, without limitation, the following: (i) economic conditions that affect sales of the products of the Company's packaging customers, (ii) actions by the Company's competitors and the ability of the Company to respond to such actions, (iii) the ability of the Company to obtain new customers and (iv) the ability of the Company to execute and integrate favorable acquisitions. In addition to the foregoing, the Company's actual future results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth elsewhere in this report and changes in general economic conditions, interest rates and the assumptions used in making such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTMENT IN AND ADVANCES TO AFFILIATED PARTNERSHIP

The Company has a 26.32% ownership interest in a realty limited partnership, United Development Company Limited ("UDT"). As a result of adopting the provisions of FIN 46(R), the Company has consolidated the financial statements of UDT as of December 31, 2003, because – when including related party ownership – the Company effectively owns greater than 50% of UDT. Prior to December 31, 2003, this investment was accounted for under the equity method at cost, plus the Company's proportionate share of the limited partnership's income, less any distributions received from the limited partnership.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage of revenues represented by the items as shown in the Company's consolidated statements of operations:

	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	82.6	79.6	82.4
Gross profit	17.4	20.4	17.6
Selling, general and administrative expenses	14.8	17.7	17.8
Restructuring charge	0	(0.4)	2.3
Operating income (loss)	2.6	3.1	(2.5)
Total other expenses, net	1.6	1.1	1.4
Income (loss) before income taxes	1.0	2.0	(3.9)
Expense (benefit) for income taxes	0.2	0.7	(1.4)
Net income (loss)	0.8	1.3	(2.5)

OVERVIEW

UFP Technologies is a leading designer and manufacturer of interior protective packaging solutions using molded fiber, vacuum formed plastics and molded and fabricated foam plastic products. The Company also designs and manufactures engineered component solutions using laminating, molding and fabricating technologies. The Company serves a myriad of markets but specifically targets opportunities in the automotive, computers and electronics, medical, aerospace and defense, industrial, and consumer markets.

During 2005, the Company absorbed costs associated with the launch of several new programs in its automotive operations in Michigan, as well as in its large, estimated $95 million program in the Southeast that caused significant losses in its automotive business unit. These costs were in the form of higher than anticipated scrap rates and additional direct labor requirements that, combined, caused significant losses in this business unit. However, robust demand in the remaining markets that the Company serves generated sufficient profits to more than absorb these losses. Particularly strong demand for product was in the military and medical markets. The high scrap rates and excessive direct labor improved dramatically by year-end and the Company expects better results in the automotive business unit in 2006.

During 2005, the Company was faced with significant raw material price increases and, in some cases, shortages due to high oil and natural gas prices; Asian demand for the same raw materials; and the impact of Hurricanes Katrina and Rita on petrochemical plants along the Gulf coast. The majority of raw materials used by the Company–polyurethane and polyethylene foams–utilize petroleum-based resins in their production. In most cases, the Company has been able to pass the cost increases through to its customers. Although prices appear to have stabilized, pricing discussions with the Company's customers are ongoing.

2005 COMPARED TO 2004

The Company's net sales increased 22.4% to $84.0 million for the year ended December 31, 2005, from $68.6 million in 2004. Component Product sales increased 33.4% to $48.2 million in 2005 from $36.1 million in 2004. The increase in sales is primarily due to sales from recently launched automotive programs, as well as strong demand from customers in the medical and military markets. Packaging sales increased 10% to $35.7 million in 2005 from $32.5 million in 2004. The increase in sales is primarily due to growth in sales at the Company's plant in El Paso, Texas, and stronger demand for case insert product. The Company continued to invest in the area of marketing and sales in 2005, and attributes a portion of the Company's sales growth in 2005 to these investments.

Gross profit as a percentage of sales ("Gross Margin") decreased to 17.4% in 2005 from 20.4% in 2004. The decline in gross margin is primarily attributable to the impact of high material scrap rates and direct labor associated with new automotive contracts, partially offset by improvements from the fixed portion of labor and overhead measured against higher sales in both the Component Product and Packaging segments.

Selling, General and Administrative expenses ("SG&A") increased 2.7% to $12.4 million for the year ended December 31, 2005, from $12.1 million in 2004. As a percentage of sales, SG&A was 14.8% and 17.6% in the years ended December 31, 2005 and 2004, respectively. The increase in SG&A dollars is primarily attributable to continued investments made in the areas of marketing and sales (Component Product and Packaging segments), increased corporate governance and compliance costs (Component Product and Packaging segments) and incremental SG&A within the automotive business unit (Component Product segment).

Interest expense increased to $1,041,000 for the year ended December 31, 2005, from approximately $714,000 in 2004. The increase in interest expense is primarily attributable to higher average interest rates as well as higher average debt balances in the Company's revolving credit facility due to sales growth.

The Company recorded income tax expense of 24% and 35.9% for the years ended December 31, 2005 and 2004, respectively. The low effective tax rate for 2005 reflects research and development tax credits taken on the Company's tax returns. The Company has deferred tax assets on its books associated with net operating losses generated in previous years. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets will be realized, and has not recorded a tax valuation allowance at December 31, 2005. The Company will continue to assess the realizability of deferred tax assets created by recording tax benefits on operating losses and, where appropriate, record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced.

2004 COMPARED TO 2003

The Company's net sales increased 12.7% to $68.6 million for the year ended December 31, 2004, from $60.9 million in 2003. Component Product sales increased 15.5% to $36.1 million in 2004 from $31.3 million in 2003. The increase in sales is primarily due to strong demand from customers in the medical and military markets, as well as prototype sales in the automotive industry associated with the Company's large program that launched late in the fourth quarter of 2004. Packaging sales increased 9.6% to $32.5 million in 2004 from $29.6 million in 2003. The increase in sales is primarily due to growth in sales at the Company's new plant in El Paso, Texas, and stronger demand for case insert product. The Company has invested in the area of marketing and sales in recent years, and attributes a portion of the Company's sales growth in 2004 to these investments.

Gross profit as a percentage of sales ("Gross Margin") increased to 20.4% in 2004 from 17.6% in 2003. The improvement in gross margin is primarily attributable to the fixed portion of labor and overhead measured against higher sales in both the Component Product and Packaging segments. In addition, the Company's molded fiber division (Packaging segment) operated at higher margins due to a more efficient operating structure resulting from the plant consolidations in recent years.

Selling, General and Administrative expenses ("SG&A") increased 11.8% to $12.1 million for the year ended December 31, 2004, from $10.8 million in 2003. As a percentage of sales, SG&A was 17.6% and 17.8% in the years ended December 31, 2004 and 2003, respectively. The increase in SG&A dollars is primarily attributable to investments made in the areas of marketing and sales (Component Product and Packaging segments), increased corporate governance and compliance costs (Component Product and Packaging segments) and incremental SG&A associated with the Company's new automotive program (Component Product segment).

Interest expense decreased to approximately $714,000 for the year ended December 31, 2004, from approximately $784,000 in 2003. The decline in interest expense is primarily attributable to lower average interest rates, primarily due to better Company performance.

The Company recorded income tax expense of 36% for the year ended December 31, 2004. It recorded a net tax benefit of 36% of its pre-tax loss in 2003. The tax benefit recorded in 2003 primarily reflects the expected utilization of a net operating loss generated during the year in future federal tax returns. The Company has considered both positive and negative available evidence in its determination that the deferred tax asset will be realized, and has not recorded a tax valuation allowance at December 31, 2004. The Company will continue to assess the realizability of deferred tax assets created by recording tax benefits on operating losses and, where appropriate, record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced.

GOODWILL

Amortization of Goodwill and certain indefinite lived intangible assets ceased with the adoption of SFAS No. 142, effective January 1, 2002.

RESTRUCTURING

On October 22, 2003, the Company's Board of Directors approved a formal plan of restructure in response to continued losses in the Company's molded fiber plant in Visalia, California. Accordingly, the Company recorded restructuring charges of $1,405,000, consisting of asset impairments of $640,000, severance of $40,000, and future lease commitments of $725,000, in the fourth quarter of 2003. No balance remains on the balance sheet as of December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operating expenses, capital requirements and growth plan through internally generated cash, bank credit facilities and long-term capital leases.

As of December 31, 2005 and 2004, working capital was $3,321,000 and $1,431,000, respectively. The increase in working capital is primarily attributable to higher accounts receivable of approximately $3.5 million due to strong fourth quarter sales and higher inventory balances of approximately $1.2 million, partially offset by higher accounts payable balances of approximately $2.4 million. Cash provided from operations was $1,008,000 and $1,434,000 for 2005 and 2004, respectively. The primary reason for the decrease in cash generated from operations in 2005 is higher receivables due to the Company's large sales growth. Net cash used in investing activities in 2005 was approximately $1.1 million and was used primarily for the acquisition of new manufacturing equipment.

On February 28, 2003, the Company obtained a new credit facility, which has been amended effective March 24, 2004; June 28, 2004; and November 21, 2005, to reflect, among other things, changes to certain financial covenants. The amended facility is comprised of: (i) a revolving credit facility of $17 million that is collateralized by the Company's accounts receivable and inventory; (ii) a term loan of $3.7 million with a 7-year straight-line amortization that is collateralized by the Company's property, plant and equipment (excluding UDT's property, plant and equipment); and (iii) a term loan of $2.3 million with a 15-year straight-line amortization that is collateralized by a mortgage on the Company's real estate located in Georgetown, Massachusetts. Extensions of credit under the revolving credit facility are subject to available collateral based upon accounts receivable and inventory levels. Therefore, the entire $17 million may not be available to the Company. For example, as of December 31, 2005, based upon revolving credit facility borrowings outstanding of $8.0 million and collateral levels, the Company had availability of $6.5 million of additional credit under this facility. The amount of availability can fluctuate significantly. The amended credit facility calls for interest of Prime or LIBOR plus a margin that ranges from 1% to 1.5%, depending upon Company performance. All borrowings at December 31, 2005, had interest computed at Prime or LIBOR plus 1.25%. Under the amended credit facility, the Company is subject to certain financial covenants including maximum capital expenditures and minimum fixed-charge coverage. As of December 31, 2005, the Company was in compliance with all of these covenants. The Company's new $17 million revolving credit facility, as amended, is due February 28, 2009; the $3.7 million term loan and the $2.3 million mortgage are due November 21, 2011. At December 31, 2005, the interest rate on these facilities ranged from 5.5% to 7.25%.

As a result of the consolidation of United Development Company Limited, a mortgage note collateralized by the Alabama and Florida facilities, dated September 4, 2002, originally for $470,313, is included within long-term debt in the consolidated financial statements. The note calls for 50 principal payments of $3,406 and one payment of $300,013 due on December 4, 2006. The note bears interest at LIBOR plus 2.75%, adjusted monthly. At December 31, 2005, the outstanding balance was $404,459. At December 31, 2005, the interest rate was approximately 7.1%. Payments on this note are funded through rent payments that the Company makes on its Alabama and Florida facilities. The Company is not subject to any financial covenants under this mortgage note.

In addition to the above credit facilities, the Company has capital lease debt of $3.0 million as of December 31, 2005. These loans are secured by specific manufacturing equipment used by the Company and have remaining lives ranging from one to six years, and bear interest at rates ranging from 6% to 10%.

The Company has no significant capital commitments in 2006, but plans on adding capacity to enhance operating efficiencies in its manufacturing plants. The Company may consider the acquisition of companies, technologies or products in 2006, that are complementary to its business. The Company believes that its existing resources, including its revolving loan facility, together with cash generated from operations and funds expected to be available to it through any necessary equipment financing and additional bank borrowings, will be sufficient to fund its cash flow requirements through at least the end of 2006. However, there can be no assurances that such financing will be available at favorable terms, if at all.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The following table summarizes the Company's contractual obligations at December 31, 2005, and the effect such obligations are expected to have on its cash flow in future periods:

Payments due in:	Operating Leases	Capital Leases	Term Loans	Mortgage Loan	UDT Mortgage	Debt Interest	Supplemental Retirement	Total
2006	$ 1,633,102	$ 638,976	$ 526,571	$ 156,000	$ 404,459	$ 582,207	$ 152,000	$ 4,093,315
2007	1,575,872	642,821	526,571	156,000	—	465,532	147,000	3,513,796
2008	614,506	578,093	526,571	156,000	—	377,726	147,000	2,399,896
2009	405,915	517,349	526,571	156,000	—	294,327	144,000	2,044,162
2010 & thereafter	1,626,249	624,799	1,535,835	1,703,000	—	700,447	105,780	6,296,110
	$5,855,644	**$3,002,038**	**$3,642,119**	**$2,327,000**	**$404,459**	**$2,420,239**	**$695,780**	**$18,347,279**

Payments on the United Development Company Limited note are funded through rent payments made by the Company on the Company's Alabama and Florida facilities.

The Company requires cash to pay its operating expenses, purchase capital equipment, and to service the obligations listed above. The Company's principal sources of funds are its operations and its revolving credit facility. Although the Company generated cash from operations in the year ended December 31, 2005, it cannot guarantee that its operations will generate cash in future periods.

The Company does not believe that inflation has had a material impact on its results of operations in the last three years.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, warranty obligations, restructuring and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, including current and anticipated worldwide economic conditions both in general and specifically in relation to the packaging industry, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company has reviewed these policies with its Audit Committee.

- **Revenue Recognition** The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable, and the Company is reasonably assured of collecting. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, requires management's judgment. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.
- **Long-Lived Assets and Intangible Assets** The Company reviews long-lived assets and all intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Goodwill is reviewed at least annually for impairment. Beginning in 2005, the Company changed its annual goodwill impairment testing date from the second quarter to the fourth quarter of its fiscal year. The Company believes this new accounting method is preferable, since more complete and accurate information to assess goodwill for impairment is available in the fourth quarter, including actual financial performance to date and information relative to the carrying value of assets. There is no financial impact as of the year ended December 31, 2005, or on any prior periods, as a result of this change in accounting method. Recoverability of long-lived assets and definite-lived intangible assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then long-lived assets are written down to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. Recoverability of goodwill is determined under a two-step process as described in SFAS 142. The fair value of reporting units determined under step one is also based on a discounted cash flow model. At December 31, 2005, no impairment has been identified. Forecasted cash flows are based upon numerous assumptions used by management, such as revenue growth, margins and asset management. For purposes of this analysis, the Company reviews its internal forecasts and external data. The external data consist of data available from customer and competitor commentary, and industry forecasts of future revenue growth.

  The estimates of expected cash flows require the Company to make significant judgments regarding future periods that are subject to some factors outside of the Company's control. Changes in these estimates can result in significant revisions to the carrying value of these assets and may result in material charges to the results of operations.
- **Accounts Receivable** The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These allowances for doubtful accounts are determined by reviewing specific accounts that the Company has deemed are at risk of being uncollectible and other credit risks associated with groups of customers. If the financial condition of the Company's customers were to deteriorate or economic conditions were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required with a resulting charge to results of operations.
- **Inventory** The Company provides reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. The Company fully reserves for inventories deemed obsolete. The Company performs periodic reviews of all inventory items to identify excess inventories on hand by comparing on hand balances to anticipated usage using recent historical activity as well as anticipated or forecasted demand, based upon sales and marketing inputs through its planning systems. If estimates of demand diminish or actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required with a resulting charge to operations.
- **Deferred Income Taxes** The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Company's market risk includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, and equity prices. At December 31, 2005, the Company's cash and cash equivalents consisted of bank accounts in U.S. dollars, and their valuation would not be affected by market risk. The Company has four debt instruments where interest is based upon the prime rate (and/or LIBOR) and, therefore, future operations could be affected by interest rate changes; however, the Company believes that the market risk of the debt is minimal.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
UFP Technologies, Inc.
Georgetown, MA

We have audited the accompanying consolidated balance sheet of UFP Technologies, Inc. as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. Our audit also included the financial statement schedule for the year ended December 31, 2005 listed in the index at Item 15(a)(2). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UFP Technologies, Inc. as of December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Carlin, Charron & Rosen, LLP

Carlin, Charron & Rosen, LLP
Westborough, Massachusetts
March 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of UFP Technologies, Inc.:

In our opinion, the consolidated balance sheet as of December 31, 2004 and the related consolidated statement of operations, of stockholders' equity, and of cash flows for each of two years in the period ended December 31, 2004 listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of UFP Technologies, Inc. and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules for each of the two years in the period ended December 31, 2004 listed in the index appearing under Item 15(a)(2), present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Boston, Massachusetts
March 14, 2005

Independent Auditors

As previously disclosed on a Form 8-K filed by the Company on July 8, 2005, and in the Company's Annual report on Form 10-K for the year ended December 31, 2005, filed by the Company on March 24, 2006, the Audit Committee of the Board of Directors of the Company, effective on July 5, 2005, dismissed PricewaterhouseCoopers, LLP ("PwC") as the Company's independent registered public accounting firm. The reports issued by PwC on the Company's financial statements as of December 31, 2003, and December 31, 2004, and for the years ended December 31, 2003, and December 31, 2004, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2003, and December 31, 2004, and through July 5, 2005: (i) there were no disagreements with PwC on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to PwC's satisfaction, would have caused them to make reference thereto in their report of the Company's financial statements for such years; and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Effective as of July 5, 2005, the Company engaged Carlin, Charron & Rosen, LLP ("CCR") to serve as the Company's independent public accountants for the fiscal year ended December 31, 2005. The Audit Committee of the Company approved the engagement of CCR. During the years ended December 31, 2003, and December 31, 2004, and through July 5, 2005, the Company did not consult with CCR with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters, including disagreements or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Carlin, Charron & Rosen, LLP has continuously served as the Company's independent public accountants since its engagement, discussed above, on July 8, 2005. The Audit Committee plans to appoint Carlin, Charron & Rosen, LLP, independent accountants, to audit the consolidated financial statements of the Company for the year ending December 31, 2006. The Company is advised that no member of Carlin, Charron & Rosen, LLP has any direct financial interest or material indirect financial interest in the Company since the date of its engagement, July 8, 2005, or has had any connection with the Company in the capacity of promoter, underwriter, voting trustee, director, officer or employee since such date.

CONSOLIDATED BALANCE SHEETS

ASSETS		December 31 2005	2004
Current assets:			
Cash	$	265,352	317,951
Receivables, net		15,299,748	11,818,906
Inventories		6,441,592	5,236,232
Prepaid expenses		791,677	710,694
Deferred income taxes		781,988	481,047
Total current assets		**23,580,357**	**18,564,830**
Property, plant and equipment		36,723,341	34,663,332
Less accumulated depreciation and amortization		(25,750,620)	(23,278,982)
Net property, plant and equipment		10,972,721	11,384,350
Cash surrender value of officers life insurance		140,135	125,926
Deferred income taxes		2,494,251	2,697,293
Goodwill		6,481,037	6,481,037
Other assets		331,515	378,768
Total assets	**$**	**44,000,016**	**39,632,204**

LIABILITIES AND STOCKHOLDERS' EQUITY		2005	2004
Current liabilities:			
Notes payable	$	7,990,521	7,923,470
Current installments of long-term debt		1,087,030	1,158,672
Current installments of capital lease obligations		638,875	401,469
Accounts payable		6,062,841	3,665,722
Accrued restructuring charge		—	36,433
Accrued taxes and other expenses		4,480,239	3,948,454
Total current liabilities		**20,259,506**	**17,134,220**
Long-term debt, excluding current installments		5,286,548	5,850,352
Capital lease obligations, excluding current installments		2,363,163	1,646,723
Minority interest (Note 7)		633,853	433,809
Retirement and other liabilities		695,780	780,504
Total liabilities		**29,238,850**	**25,845,608**
Commitments and contingencies (Note 16)			
Stockholders' equity:			
Preferred stock, $.01 par value. Authorized 1,000,000 shares; no shares issued or outstanding		—	—
Common stock, $.01 par value. Authorized 20,000,000 shares; issued and outstanding 4,828,079 shares in 2005 and 4,678,566 shares in 2004		48,281	46,786
Additional paid-in capital		8,966,472	8,652,488
Retained earnings		5,746,413	5,087,322
Total stockholders' equity		**14,761,166**	**13,786,596**
Total liabilities and stockholders' equity	**$**	**44,000,016**	**39,632,204**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31		
	2005	2004	2003
Net sales	$ 83,962,457	68,624,098	60,902,180
Cost of sales	69,361,157	54,652,677	50,178,084
Gross profit	**14,601,300**	**13,971,421**	**10,724,096**
Selling, general and administrative expenses	12,430,515	12,107,012	10,827,528
Restructuring charge	—	(280,000)	1,405,000
Operating income (loss)	**2,170,785**	**2,144,409**	**(1,508,432)**
Other income (expense):			
Interest expense	(1,041,714)	(713,651)	(783,672)
Equity in net income of unconsolidated partnerships	12,531	12,532	27,156
Minority interest earnings	(305,037)	(83,358)	(91,104)
Other, net	30,734	—	1,000
Total other expense	(1,303,486)	(784,477)	(846,620)
Income (loss) before income tax provision	867,299	1,359,932	(2,355,052)
Income tax expense (benefit)	208,208	488,671	(839,323)
Net income (loss)	**$ 659,091**	**871,261**	**(1,515,729)**
Net income (loss) per share:			
Basic	$ 0.14	0.19	(0.34)
Diluted	$ 0.13	0.17	(0.34)
Weighted average common shares:			
Basic	4,798,008	4,616,983	4,489,984
Diluted	5,260,569	4,994,611	4,489,984

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2005, 2004 and 2003

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2002	4,365,689	$ 43,657	$ 8,274,979	$ 5,731,790	$ 14,050,426
Employee Stock Purchase Plan	53,128	531	47,416	—	47,947
Stock issued in lieu of compensation	100,849	1,009	107,542	—	108,551
Net loss	—	—	—	(1,515,729)	(1,515,729)
Balance at December 31, 2003	4,519,666	$ 45,197	$ 8,429,937	$ 4,216,061	$ 12,691,195
Employee Stock Purchase Plan	38,229	382	46,733	—	47,115
Stock issued in lieu of compensation	71,283	713	136,037	—	136,750
Exercise of stock options, net of shares presented for exercise	49,388	494	2,122	—	2,616
Tax benefit relating to non-qualified stock option exercise	—	—	37,659	—	37,659
Net income	—	—	—	871,261	871,261
Balance at December 31, 2004	4,678,566	$ 46,786	$ 8,652,488	$ 5,087,322	$ 13,786,596
Employee Stock Purchase Plan	16,931	169	48,416	—	48,585
Stock issued in lieu of compensation	65,472	655	239,795	—	240,450
Exercise of stock options, net of shares presented for exercise	67,110	671	25,773	—	26,444
Net income	—	—	—	659,091	659,091
Balance at December 31, 2005	**4,828,079**	**$ 48,281**	**$ 8,966,472**	**$ 5,746,413**	**$ 14,761,166**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$ 659,091	871,261	(1,515,729)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	2,936,691	2,493,300	2,706,392
Equity in net income of unconsolidated affiliate and partnership	(12,531)	(12,532)	(27,156)
Minority interest	305,037	83,358	91,104
Restructuring charges	—	(280,000)	1,405,000
Stock issued in lieu of compensation	240,450	136,750	108,551
Deferred income taxes	(97,899)	304,097	(818,794)
Changes in operating assets and liabilities, net of effects from acquisition:			
Receivables, net	(3,480,842)	(2,679,592)	(597,042)
Inventories	(1,205,360)	(823,626)	250,940
Prepaid expenses	(80,983)	(216,944)	8,685
Refundable income tax	—	419,658	(39,283)
Accounts payable	1,335,525	733,176	36,273
Accrued taxes and other expenses	495,352	444,181	(807,162)
Retirement and other liabilities	(84,724)	(76,188)	(43,620)
Cash surrender value of officers life insurance	(14,209)	(8,056)	(17,571)
Other assets	12,801	44,744	8,411
Net cash provided by operating activities	**1,008,399**	**1,433,587**	**748,999**
Cash flows from investing activities:			
Additions to property, plant and equipment	(1,109,995)	(2,141,700)	(1,240,349)
Payments received on affiliated partnership	12,531	12,532	17,518
Proceeds from surrender of officers life insurance	—	—	124,335
Consolidation of United Development Company, net of cash	—	—	200,447
Net cash used in investing activities	**(1,097,464)**	**(2,129,168)**	**(898,049)**
Cash flows from financing activities:			
Net borrowings under notes payable	67,051	1,185,758	536,205
Change in book overdrafts	1,061,594	300,049	62
Proceeds from long-term borrowings	731,388	768,612	7,500,000
Distribution to United Development Company Partners	(104,993)	(104,982)	—
Proceeds from sale of common stock	75,029	49,731	47,947
Principal repayment of long-term debt	(1,366,834)	(1,030,682)	(7,396,249)
Principal repayment of obligations under capital leases	(426,769)	(465,091)	(254,601)
Net cash provided by financing activities	**36,466**	**703,395**	**433,364**
Net change in cash	(52,599)	7,814	284,314
Cash at beginning of year	317,951	310,137	25,823
Cash at end of year	**$ 265,352**	**317,951**	**310,137**

The accompanying notes are an integral part of these consolidated financial statements.

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. ("the Company"), designs and manufactures a broad range of packaging and specialty foam products for a variety of industrial and consumer markets. The Company was incorporated in the State of Delaware in 1993.

(a) Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of UFP Technologies, Inc., its wholly owned subsidiaries, Moulded Fibre Technology, Inc. (MFT), Simco Automotive Trim, and Simco Automotive Technology. The Company also consolidates United Development Company Limited, of which the Company owns 26.32% (see Note 7). All significant inter-company balances and transactions have been eliminated in consolidation.

(b) Accounts Receivable

The Company periodically reviews the collectibility of its accounts receivable. Provisions are established for accounts that are potentially uncollectible. Determining adequate reserves for accounts receivable requires management's judgment. Conditions impacting the realizability of the Company's receivables could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2005.

(c) Inventories

Inventories which include material, labor, and manufacturing overhead are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

The Company periodically reviews the realizability of its inventory. Provisions are established for potential obsolescence. Determining adequate reserves for inventory obsolescence requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the reserve balances as of December 31, 2005.

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated and amortized using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for income tax purposes. Certain manufacturing machines that are dedicated to a specific program–where total units to be produced over the life of the program are estimable–are depreciated using the modified units of production method for financial statement purposes.

Estimated useful lives of property, plant and equipment are as follows:

Leasehold improvements	Estimated useful life or remaining lease term, whichever is shorter
Buildings and improvements	31.5 years
Equipment	8–10 years
Furniture and fixtures	5–7 years

(e) Income Taxes

The Company's income taxes are accounted for under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax expense (benefit) results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Revenue Recognition

The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable, and the Company is reasonably assured of collecting. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, requires management's judgment. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.

(g) Investments in Realty Partnership

The Company has invested in Lakeshore Estates Associates, a realty limited partnership. The Lakeshore Estates investment is stated at cost, plus or minus the Company's proportionate share of the limited partnership income or losses, less any distributions received from the limited partnership. The Company has recognized its share of Lakeshore Estates Associates' losses only to the extent of its original investment in, and advances to, this partnership. The Company's book value in this investment is zero at December 31, 2005 and 2004, respectively.

(h) Impairment of Long-Lived Assets

The Company reviews long-lived assets and all intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Goodwill is reviewed at least annually for impairment. Recoverability of long-lived assets and definite lived intangible assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then long-lived assets are written down to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. Recoverability of goodwill is determined under a two-step process as described in SFAS 142. The fair value of reporting units determined under step one is also based on a discounted cash flow model. At December 31, 2005, no impairment has been identified. Forecasted cash flows are based upon numerous assumptions used by management, such as revenue growth, margins and asset management. For purposes of this analysis, the Company reviews its internal forecasts and external data. The external data consist of data available from customer and competitor commentary, and industry forecasts of future revenue growth.

The estimates of expected cash flows require the Company to make significant judgments regarding future periods that are subject to some factors outside of the Company's control. Changes in these estimates can result in significant revisions to the carrying value of these assets and may result in material charges to the results of operations.

(i) Goodwill and Other Intangible Assets

Goodwill and indefinite-lived intangible assets are assessed for impairment on at least an annual basis. Beginning in 2005, the Company changed its annual goodwill impairment testing date from the second quarter to the fourth quarter of its fiscal year. The Company believes this new accounting method is preferable, since more complete and accurate information to assess goodwill for impairment is available in the fourth quarter, including actual financial performance to date and information relative to the carrying value of assets. There is no financial impact as of the year ended December 31, 2005, or on any prior periods, as a result of this change in accounting method. Goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by SFAS No. 142, that could potentially reduce the fair value of the reporting unit below its carrying value.

Definite-lived intangible assets, such as patents, are amortized over their estimated useful lives, generally periods ranging from eight to fourteen years. The Company continually evaluates the reasonableness of the useful lives of these assets.

(j) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company utilizes zero balance disbursement accounts to manage its funds. These accounts reflect negative cash balances as checks clear the banking system. In accordance with accounting principles generally accepted in the United States of America, the negative cash book balances at the end of a period are reclassified to accounts payable. At December 31, 2005 and 2004, the amounts reclassified were approximately $2.5 million and $1.4 million, respectively,

(k) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) Segments and Related Information

The Company has adopted the provisions of SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*, which established standards for the way that public business enterprises report information and operating segments in annual financial statements and requires reporting of selected information in interim financial reports (see Note 19).

(m) Recent Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), which is a revision of SFAS No. 123. SFAS 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted in fiscal years beginning after June 15, 2005. The Company adopted SFAS 123(R) on January 1, 2006, the commencement of its first quarter of fiscal 2006. The Company believes the effect will be comparable to the pro forma effect as shown in Note 1 (n) *Stock Compensation* (below).

The Company adopted the "modified prospective" transition method in which awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123(R). Unvested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS 123, except that amounts must be recognized in the income statement.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using the intrinsic value method in accordance with APB 25 and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position.

In March 2005, the SEC issued Staff Accounting Bulletin 107 (SAB 107) to assist preparers by simplifying some of the implementation challenges of SFAS 123(R). In particular, SAB 107 provides supplemental implementation guidance on SFAS 123(R), including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income tax effects, disclosures in Management's Discussion of an Analysis and several other issues. The Company will apply the principles of SAB 107 in conjunction with its adoption of SFAS 123(R).

In December 2004, the FASB issued Financial Accounting Standards No. 151, *Inventory Costs* ("SFAS 151"). SFAS 151 clarifies the accounting for inventory when there are abnormal amounts of idle facility expense, freight, handling costs, and wasted materials. Under existing GAAP, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be "so abnormal" as to require treatment as current period charges rather than recorded as adjustments to the value of the inventory. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date SFAS 151 was issued. The adoption of SFAS 151 is not expected to have a material impact on the Company's financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* which replaces APB Opinion No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements,* and requires the retrospective application to prior periods financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The retrospective application of the change would be limited to the direct effects of the change, and indirect effects would be recognized in the period of the accounting change. The Company adopted this standard on January 1, 2006, and does not believe that it will have a material impact on the consolidated financial statements.

(n) Stock Compensation

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related Interpretations in accounting for its stock option and employee stock purchase plans. As a result, no compensation cost has been recognized in connection with these plans.

Since the Company accounts for its stock option plans under APB 25, certain pro forma information regarding net income and net income per share is required by Financial Accounting Standards Board Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as if the Company had accounted for its stock option plans under the fair value approach of SFAS 123. For purposes of the pro forma disclosures, the estimated fair value of the stock plans is fully amortized over the related vesting period of the options.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made in 2005, 2004, and 2003, respectively: no dividend yield for each year; expected volatility of 84.4%, 102.8%, and 110%; risk-free interest rates of 4.08%, 3.72%, and 3.22%; and expected lives of 6.8, 5.7, and 5.8 years.

The weighted-average fair value of options granted during 2005, 2004, and 2003 was $2.39, $2.34, and $0.98, respectively.

The Company's pro forma information is as follows:

		Years Ended December 31		
		2005	2004	2003
Net income (loss) as reported	$	659,091	871,261	(1,515,729)
Total stock-based compensation expense determined under fair value-based method for all awards net of tax-related effects	$	(553,109)	(519,084)	(380,033)
Pro forma net income (loss)	$	105,982	352,177	(1,895,762)
Basic net income (loss) per share as reported		0.14	0.19	(0.34)
Pro forma basic net income (loss) per share		0.02	0.08	(0.42)
Diluted net income (loss) per share as reported		0.13	0.17	(0.34)
Pro forma diluted net income (loss) per share	$	0.02	0.07	(0.42)

The effect of applying SFAS 123 as shown above in the pro forma disclosures is not representative of the pro forma effect on net income (loss) in future years.

(o) **Deferred Rent**

The Company accounts for escalating rental payments on the straight-line basis over the term of the lease.

(2) Supplemental Cash Flow Information

Cash paid for interest and income taxes is as follows:

	Years Ended December 31		
	2005	2004	2003
Interest	$ 1,022,314	697,651	764,772
Income tax payments (refunds)	$ 81,019	(340,599)	18,754

Significant non-cash transactions:

	Years Ended December 31		
	2005	2004	2003
Property and equipment acquired under capital lease	$ 1,380,615	229,540	1,397,869
Tax benefit resulting from the exercise of non-qualified stock options	—	37,659	—
Shares presented for stock option exercises	(104,750)	(239,747)	—
Total non-cash transactions	**$ 1,275,865**	**27,452**	**1,397,869**

(3) Receivables

Receivables consist of the following:

	December 31	
	2005	2004
Accounts receivable, trade	$ 16,007,326	12,328,734
Other receivables (reserves)	(142,407)	33,489
	15,864,919	12,362,223
Less allowance for doubtful receivables	(565,171)	(543,317)
	$ 15,299,748	**11,818,906**

(4) Goodwill and Other Intangible Assets

The Company completed its annual impairment test of goodwill in the fourth quarter of 2005, and determined that no goodwill was impaired.

At December 31, 2005, and December 31, 2004, the carrying value of the Company's patents was $192,055 and $226,507, respectively, net of accumulated amortization. Future patent amortizations for years ended December 31 will be approximately:

2006	$ 34,000
2007	34,000
2008	34,000
2009	34,000
2010	34,000
Thereafter	22,055
Total:	**$ 192,055**

(5) Inventories

Inventories consist of the following:

	December 31	
	2005	2004
Raw materials	$ 4,225,505	3,180,349
Work in process	370,106	532,108
Finished goods	1,845,981	1,523,775
	$ 6,441,592	**5,236,232**

(6) Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31	
	2005	2004
Land	$ 409,119	409,119
Buildings and improvements	4,079,714	3,809,533
Leasehold improvements	1,946,122	1,905,057
Equipment	27,389,836	25,193,403
Furniture and fixtures	2,447,820	2,158,810
Construction in progress, equipment/building	450,630	1,187,410
	$ 36,723,241	**34,663,332**

Depreciation expense for the years ended December 31, 2005, 2004, and 2003, was $2,902,329, $2,460,048, and $2,636,526, respectively.

(7) Investment in and Advances to Affiliated Partnership

The Company has a 26.32% ownership interest in a realty limited partnership, United Development Company Limited ("UDT"). In compliance with FIN 46(R), *Consolidation of Variable Interest Entities*, an Interpretation of ARB No. 51, the Company has consolidated the financial statements of UDT as of December 31, 2003. Prior to December 31, 2003, this investment was accounted for under the equity method at cost, plus the Company's proportionate share of the limited partnership's income, less any distributions received from the limited partnership. The Company's proportionate share of the limited partnership's net income was approximately $25,000 and $35,000 in 2002 and 2001, respectively. As a result of consolidating UDT, both total assets and total liabilities of the Company increased by $1,088,000. There was no impact on net income.

(8) Indebtedness

As a component of consolidating UDT's assets, the Company included $255,202 in cash. Although this cash balance is not legally restricted, the Company does not use this cash in its operations.

On February 28, 2003, the Company obtained a new credit facility, which has been amended effective March 24, 2004; June 28, 2004; and November 21, 2005, to reflect, among other things, changes to certain financial covenants. The amended facility is comprised of: (i) a revolving credit facility of $17 million that is collateralized by the Company's accounts receivable and inventory; (ii) a term loan of $3.7 million with a 7-year straight-line amortization that is collateralized by the Company's property, plant and equipment (excluding UDT's property, plant and equipment); and (iii) a term loan of $2.3 million with a 15-year straight-line amortization that is collateralized by a mortgage on the Company's real estate located in Georgetown, Massachusetts. Extensions of credit under the revolving credit facility are subject to available collateral based upon accounts receivable and inventory levels. Therefore, the entire $17 million may not be available to the Company. For example, as of December 31, 2005, based upon revolving credit facility borrowings outstanding of $8.0 million and collateral levels, the Company had availability of $6.5 million of additional credit under this facility. The amount of availability can fluctuate significantly. The amended credit facility calls for interest of Prime or LIBOR plus a margin that ranges from 1% to 1.5%, depending upon Company operating performance. All borrowings at December 31, 2005, had interest computed at Prime or LIBOR plus 1.25%. Under the amended credit facility, the Company is subject to certain financial covenants including maximum capital expenditures and minimum fixed-charge coverage. As of December 31, 2005, the Company was in compliance with all of these covenants. The Company's new $17 million revolving credit facility, as amended, is due February 28, 2009; the $3.7 million term loan and the $2.3 million mortgage are due November 21, 2011. At December 31, 2005, the interest rate on these facilities ranged from 5.5% to 7.25%.

As a result of the consolidation of United Development Company Limited, a mortgage note collateralized by the Alabama and Florida facilities, dated September 4, 2002, originally for $470,313 is included within long-term debt in the Consolidated Financial Statements. The note calls for 50 principal payments of $3,406 and one payment of $300,013 due on December 4, 2006. The note bears interest at LIBOR plus 2.75%, adjusted monthly. At December 31, 2005, the outstanding balance was $404,459. At December 31, 2005, the interest rate was approximately 7.1%. Payments on this note are funded through rent payments that the Company makes on its Alabama and Florida facilities. The Company is not subject to any financial covenants under this mortgage note.

Long-term debt consists of the following:

	December 31	
	2005	**2004**
Mortgage note	$ 2,327,000	2,164,000
Notes payable, term loans	3,642,119	4,424,612
United Development Company mortgage	404,459	420,412
Total long-term debt	**6,373,578**	**7,009,024**
Less current installments	1,087,030	1,158,672
Long-term debt, excluding current installments	**$ 5,286,548**	**5,850,352**

Aggregate maturities of long-term debt are as follows:

Year ending December 31:	
2006	$ 1,087,030
2007	682,571
2008	682,571
2009	682,571
2010 and thereafter	3,238,835
	$ 6,373,578

(9) Accrued Taxes and Other Expenses

Accrued taxes and other expenses consist of the following:

	December 31	
	2005	**2004**
Compensation	$ 1,179,024	1,300,138
Benefits	846,091	684,799
Paid time off	466,946	436,067
Other	1,988,178	1,527,450
	$ 4,480,239	**3,948,454**

(10) Restructuring Charge

On October 22, 2003, the Company's Board of Directors approved a formal plan of restructure in response to continued losses in the Company's packaging plant in Visalia, California. To that effect, the Company recorded restructuring charges, in the fourth quarter of 2003, of $1,405,000, consisting of asset impairments of $640,000, severance of $40,000, and future lease commitments of $725,000. Of this amount, no balance remains on the balance sheet as of December 31, 2005. During the third quarter of 2004, the Company executed a termination agreement for the lease for its Visalia, California, property for a lump-sum payment of approximately $100,000. As a result, the Company reversed $280,000 of previously recorded restructuring reserve.

(11) Income Taxes

The Company's income tax provision (benefit) for the years ended December 31, 2005, 2004, and 2003, consists of approximately:

		Years Ended December 31	
	2005	2004	2003
Current:			
Federal	$ —	76,000	(51,000)
State	122,000	108,000	31,000
	122,000	**184,000**	**(20,000)**
Deferred:			
Federal	131,000	174,000	(798,000)
State	(45,000)	131,000	(21,000)
	86,000	**305,000**	**(819,000)**
Total income tax provision (benefit)	**$ 208,000**	**489,000**	**(839,000)**

At December 31, 2005, the Company has net operating loss carryforwards for federal income tax purposes of approximately $9,226,000, and for state income tax purposes of approximately $2,420,000, which are available to offset future taxable income and expire during the years ending December 31, 2008, through 2024.

The future benefit of the net operating loss carryforwards acquired from MFT and Simco will be limited to $600,000 per year in accordance with Section 382 of the Internal Revenue Code. As of December 31, 2005, net operating loss carryforwards acquired from MFT and Simco for federal income tax purposes totaled $1,742,000 and $5,142,000, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are approximately as follows:

	December 31	
	2005	2004
Deferred tax assets related to:		
Reserves not currently deductible	$ 27,000	82,000
Research and development credits	544,000	246,000
Compensation programs	124,000	163,000
Retirement liability	263,000	292,000
Net operating loss carryforwards	3,265,000	3,704,000
Other	73,000	53,000
	4,296,000	**4,540,000**
Deferred tax liabilities related to:		
Excess of book over tax basis of fixed assets	925,000	1,190,000
Investee tax loss in excess of book losses	89,000	55,000
Capital leases	6,000	117,000
	1,020,000	**1,362,000**
Net deferred tax assets	**$ 3,276,000**	**3,178,000**

The amount recorded as net deferred tax assets as of December 31, 2005 and 2004, represents the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The Company believes that the net deferred tax asset of $3,276,000 at December 31, 2005, is more likely than not to be realized in the carryforward period. Management reviews the recoverability of deferred tax assets during each reporting period.

The actual tax provision for the years presented differs from the "expected" tax provision for those years, computed by applying the U.S. federal corporate rate of 34% to income before income tax expense as follows:

	Years Ended December 31		
	2005	2004	2003
Computed "expected" tax rate	34.0%	34.0%	34.0%
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal tax benefit	5.9	10.4	(0.7)
Officers life insurance	1.4	0.4	(0.2)
Meals and entertainment	3.0	2.2	(0.3)
R&D credits	(20.3)	(9.9)	3.5
Other	—	(1.2)	(0.7)
Effective tax rate	**24.0%**	**35.9%**	**35.6%**

The impact on the Company's 2005 effective tax rate from research and development credits is higher than usual due to true-up adjustments.

(12) Net Income Per Share

Basic income per share is based upon the weighted average common shares outstanding during each year. Diluted income per share is based upon the weighted average of common shares and dilutive common stock equivalent shares outstanding during each year. The weighted average number of shares used to compute both basic and diluted income per share consisted of the following:

	Years Ended December 31		
	2005	2004	2003
Basic weighted average common shares outstanding during the year	4,798,008	4,616,983	4,489,984
Weighted average common equivalent shares due to stock options	462,561	377,628	—
Diluted weighted average common shares outstanding during the year	**5,260,569**	**4,994,611**	**4,489,984**

Potential common shares of 93,047 were not included in the computation of diluted weighted average common shares outstanding for year ended December 31, 2003, because their inclusion would have been anti-dilutive. As a result, there are no differences between basic and diluted weighted average common shares outstanding for the year ended December 31, 2003.

(13) Stock Option and Employee Stock Purchase Plans

The Company maintains a stock option plan to provide long-term rewards and incentives to the Company's key employees, officers, employee directors, consultants and advisors. The plan provides for either nonqualified stock options or incentive stock options for the issuance of up to 1,550,000 shares of common stock. The exercise price of the incentive stock options may not be less than the fair market value of the common stock on the date of grant, and the exercise price for nonqualified stock options shall be determined by the Stock Option Committee. These options expire over five-to-ten-year periods. Options granted under the plan generally become exercisable with respect to 25% of the total number of shares subject to such options at the end of each 12-month period following the grant of the option. At December 31, 2005, there were 829,075 options outstanding under the plan. These options are not transferable except by will or domestic relations order.

Through July 15, 1998, the Company maintained a stock option plan covering non-employee directors (the "1993 Director Plan"). Effective July 15, 1998, with the formation of the 1998 Director Stock Option Incentive Plan ("1998 Director Plan"), the 1993 Director Plan was frozen. The 1993 Director Plan provided for options for the issuance of up to 110,000 shares of common stock. On July 1 of each year, each individual who at the time was serving as a non-employee director of the Company received an automatic grant of options to purchase 2,500 shares of common stock. These options became exercisable, in full, six months after the date of grant and expire 10 years from the date of grant. The exercise price was the fair market value of the common stock on the date of grant. At December 31, 2005, there were 40,000 options outstanding under the 1993 Director Plan.

Effective July 15, 1998, the Company adopted the 1998 Director Stock Option Incentive Plan ("1998 Director Plan") for the benefit of non-employee directors of the Company. The 1998 Director Plan provided for options for the issuance of up to 425,000 shares of common stock. On June 2, 2004, the Company amended the plan to increase the allowable amount to 725,000 shares. These options become exercisable, in full, at the date of grant and expire 10 years from the date of grant. In connection with the adoption of the 1998 Director Plan, the 1993 Director Plan was discontinued; however, the options outstanding under the 1993 Director Plan were not affected by the adoption of the new plan. At December 31, 2005, there were 506,471 options outstanding under the 1998 Director Plan.

On April 18, 1998, the Company adopted the 1998 Stock Purchase Plan, which provides that all employees of the Company who work more than 20 hours per week and more than five months in any calendar year and who are employees on or before the applicable offering period are eligible to participate. The 1998 Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986. Under the Stock Purchase Plan, participants may have withheld up to 10% of their base salaries during the six-month offering periods ending June 30 and December 31 for the purchase of the Company's common stock at 85% of the lower of the market value of the common stock on the first or last day of the offering period. The 1998 Stock Purchase Plan provides for the issuance of up to 400,000 shares of common stock. To date, 277,180 shares have been issued.

In June 2003, the Company formally adopted the 2003 Equity Incentive Plan (the "Plan"). The Plan is intended to benefit the Company by offering equity-based incentives to certain of the Company's executives and employees, thereby giving them a permanent stake in the growth and long-term success of the Company and encouraging the continuance of their involvement with the Company's businesses.

Two types of awards may be granted to participants under the Plan: restricted shares or other stock awards. Restricted shares are shares of common stock awarded subject to restrictions and to possible forfeiture upon the occurrence of specified events. Other stock awards are awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of common stock. Such awards may include, without limitation, unrestricted stock, nonqualified options, performance shares, or stock appreciation rights. The Company determines the form, terms, and conditions, if any, of any awards made under the Plan. The maximum number of shares of common stock, in the aggregate, that may be delivered in payment or in respect of stock issued under the Plan is 500,000 shares. To date, 136,755 shares have been issued.

The following is a summary of stock option activity under all plans:

	Shares Under Options	Weighted Average Exercise Price
Outstanding at December 31, 2002	1,086,489	$ 2.54
Granted	380,125	1.15
Exercised	—	—
Canceled or expired	(330,444)	3.21
Outstanding at December 31, 2003	1,136,170	$ 1.88
Granted	214,167	2.74
Exercised	(118,800)	2.04
Canceled or expired	(56,000)	3.08
Outstanding at December 31, 2004	1,175,537	$ 1.97
Granted	305,759	3.08
Exercised	(86,875)	1.51
Canceled or expired	(18,875)	3.20
Outstanding at December 31, 2005	1,375,546	$ 2.23

There were 1,191,546 exercisable options as of December 31, 2005.

The following is a summary of information relating to stock options outstanding and exercisable by price range as of December 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of exercise prices	Outstanding as of 12/31/05	Weighted average remaining contractual life	Weighted average exercise price	Exercisable as of 12/31/05	Weighted average exercise price
$0.00 - $0.99	81,575	4.1	$ 0.81	81,575	$ 0.81
$1.00 - $1.99	525,431	5.5	1.26	471,681	1.27
$2.00 - $2.99	365,414	6.1	2.51	365,414	2.51
$3.00 - $3.99	365,626	6.4	3.37	235,376	3.35
$4.00 - $4.99	25,000	2.0	4.19	25,000	4.19
$5.00 - $5.99	—	—	—	—	—
$6.00 - $6.99	12,500	0.5	6.13	12,500	6.13
	1,375,546	**5.7**	**$ 2.23**	**1,191,546**	**$ 2.14**

(14) Preferred Stock

On January 13, 1999, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share on February 5, 1999, to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Share"), of the Company, at a price of $30.00 per one one-thousandth of a Preferred Share subject to adjustment and the terms of the Rights Agreement.

(15) Supplemental Retirement Plan

The Company has a supplemental retirement plan for certain retired officers, which will provide an annual benefit to these individuals for various terms following separation from employment. The Company recorded an expense of approximately $42,000, $58,000, and $100,000 for the years ended December 31, 2005, 2004, and 2003, respectively, in accordance with this plan, which includes both current costs and prior service costs for these individuals. The present value of the supplemental retirement obligation has been calculated using an 8.5% discount rate. Projected future payments for the years ending December 31, 2006, through 2009, are approximately $152,000, $147,000, $147,000, and $144,000, respectively, and approximately $106,000 thereafter.

(16) Commitments and Contingencies

(a) ***Leases*** – The Company has non-cancelable operating leases for certain facilities that expire through 2011. Certain of the leases contain escalation clauses, which require payments of additional rent, as well as increases in related operating costs. The Company also leases various equipment under capital leases, which expire through 2011.

Included in property, plant, and equipment are the following amounts held under capital lease:

	December 31	
	2005	**2004**
Equipment	$ 3,188,398	$ 3,071,028
Less accumulated amortization	(680,831)	(523,208)
	$ 2,507,567	**$ 2,547,820**

Future minimum lease payments under non-cancelable operating leases and the present value of future minimum lease payments under capital leases as of December 31, 2005, are as follows:

Years Ending December 31:	**Capital Leases**	**Operating Leases**
2006	788,056	1,633,102
2007	765,203	1,575,872
2008	724,765	614,506
2009	586,217	405,915
Thereafter	667,100	1,626,249
Total minimum lease payments	**$ 3,531,341**	**$ 5,855,644**
Less amount representing interest	529,303	
Present value of future minimum lease payments	3,002,038	
Less current installments of obligations under capital leases	638,875	
Obligations under capital lease, excluding current installments	**$ 2,363,163**	

Rent expense amounted to approximately $2,230,000, $2,153,000, and $2,126,000 in 2005, 2004, and 2003, respectively. Approximately $244,000, $244,000, and $244,000 in 2005, 2004 and 2003, respectively, was paid to United Development Company Limited ("UDT"), a real estate company of which the Company owns 26.32%, that owns the Decatur, Alabama, and Kissimmee, Florida, facilities. The 2005 rent expense incurred from "UDT" has been eliminated in consolidation.

In connection with the eight-year automotive program, the Company has purchased a new forming line for approximately $1.7 million in 2003, and a second similar forming line for approximately $1.9 million in 2004.

(b) ***Legal*** – The Company is a defendant in various administrative proceedings that are being handled in the ordinary course of business. In the opinion of management of the Company, these suits and claims should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

(17) Profit Sharing Plan

The Company maintains a profit-sharing plan for eligible employees. Contributions to the Plan are made in the form of matching contributions to employee 401(K) deferrals, as well as discretionary amounts determined by the Board of Directors and amounted to approximately $451,000, $459,000, and $345,000 in 2005, 2004, and 2003, respectively.

(18) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a transaction between willing parties.

Cash and cash equivalents, accounts receivable, inventories, prepaid expenses, notes payable to bank, accounts payable, and accrued expenses and payroll withholdings are stated at carrying amounts that approximate fair value because of the short maturity of those instruments.

Long-term debt and capital lease obligations are subject to interest rates currently offered to the Company; therefore, the historical carrying amount approximates fair value.

(19) Segment Data

The Company has adopted SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

The Company is organized based on the nature of the products and services that it offers. Under this structure, the Company produces products within two distinct segments: Packaging and Component Products. Within the Packaging segment, the Company primarily uses polyethylene and polyurethane foams, sheet plastics and pulp fiber to provide customers with cushion packaging for their products. Within the Component Products applications segment, the Company primarily uses cross-linked polyethylene foam to provide customers in the automotive, athletic, leisure and health and beauty industries with engineered product for numerous purposes.

The accounting policies of the segments are the same as those described in Note 1. Income taxes and interest expense have been allocated based on operating results and total assets employed in each segment.

Inter-segment transactions are uncommon and not material. Therefore, they have not been separately reflected in the financial table below. The totals of the reportable segments' revenues, net profits and assets agree with the Company's comparable amount contained in the audited financial statements. Revenues from customers outside of the United States are not material.

The top customer in the Company's Component Products segment comprises 26% of that segment's total sales and 15% of the Company's total sales for the year ended December 31, 2005. No one customer accounted for more than 10% of the Packaging segment sales for the year ended December 31, 2005.

The results for the Packaging segment include the results of United Development Company Limited.

Financial statement information by reportable segment is as follows:

2005	**Component Products**	**Packaging**	**Total**
Sales	$ 48,218,839	35,743,618	83,962,457
Operating income (loss)	(601,839)	2,772,624	2,170,785
Total assets	25,460,467	18,539,549	44,000,016
Depreciation/amortization	1,645,010	1,291,681	2,936,691
Capital expenditures	35,485	1,074,510	1,109,995
Interest expense	582,266	459,448	1,041,714
Goodwill	4,463,246	2,017,791	6,481,037

2004	Component Products	Packaging	Total
Sales	$ 36,135,175	32,488,923	68,624,098
Operating income	967,616	1,176,793	2,144,409
Total assets	21,921,263	17,710,941	39,632,204
Depreciation/amortization	1,111,537	1,381,763	2,493,300
Capital expenditures	1,343,254	828,446	2,171,700
Interest expense	375,822	337,829	713,651
Goodwill	4,463,246	2,017,791	6,481,037

2003	Component Products	Packaging	Total
Sales	$ 31,264,862	29,637,318	60,902,180
Operating loss	(451,112)	(1,057,320)	(1,508,432)
Total assets	18,939,567	17,809,505	36,749,072
Depreciation/amortization	1,077,602	1,628,790	2,706,392
Capital expenditures	750,280	490,069	1,240,349
Interest expense	381,832	401,840	783,672
Goodwill	4,463,246	2,017,791	6,481,037

(20) Quarterly Financial Information (unaudited)

Year ended 12/31/2004	Q1	Q2	Q3	Q4
Net sales	$ 15,934,254	$ 16,827,393	$ 17,657,812	$ 18,204,639
Gross profit	3,242,182	3,661,094	3,217,685	3,850,460
Net income	53,963	216,292	190,473	410,533
Basic net income per share	0.01	0.05	0.04	0.09
Diluted net income per share	0.01	0.04	0.04	0.08

Year ended 12/31/2005	Q1	Q2	Q3	Q4
Net sales	$ 18,191,891	$ 20,917,802	$ 21,649,267	$ 23,203,497
Gross profit	3,622,964	4,126,323	3,087,184	3,764,829
Net income	85,402	314,189	(148,531)	408,031
Basic net income (loss) per share	0.02	0.07	(0.03)	0.08
Diluted net income (loss) per share	0.02	0.06	(0.03)	0.08

Special Note Regarding Forward-Looking Statements

Some of the statements contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include, but are not limited to statements regarding: the Company's ability to outperform its competition and achieve growth targets; the anticipated growth of automobiles manufactured with sunroofs; expectations about the strength of the Company's medical products market in 2006; projected military spending by the U.S. government, the Company's ability to grow its market share in the defense market, the Company's beliefs about the advantages that its high quality manufacturing will provide to achieving greater market share in the defense market, and expectations about the strength of the Company's defense products market in 2006. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including the ability of the Company to achieve positive results due to competition, decisions by customers to cancel or defer orders for its products that previously had been accepted, risks associated with the identification of suitable acquisition candidates and the successful, efficient execution of such acquisitions, evolving customer requirements, recent increases and possible further increases in the cost of the Company's raw materials and energy that the Company may not be able to pass through to its customers, difficulties associated with the rollout of new products, the costs of compliance with Sarbanes-Oxley-related requirements, general economic and industry conditions and other factors. Accordingly, actual results may differ materially. Readers are referred to the documents filed by the Company with the SEC, specifically the last reports on Forms 10-K and 10-Q. The forward-looking statements contained herein speak only of the Company's expectations as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
6201 15th Avenue, 3rd Floor
Brooklyn, NY 11219

ANNUAL MEETING
The annual meeting of stockholders will be held at 10:00 a.m., on June 8, 2006, at the Sheraton Ferncroft Resort, 50 Ferncroft Road, Danvers, MA 01923.

COMMON STOCK LISTING
UFP Technologies' common stock is traded on Nasdaq under the symbol UFPT.

STOCKHOLDER SERVICES
Stockholders whose shares are held in street names often experience delays in receiving company communications forwarded through brokerage firms or financial institutions. Any shareholder or other interested party who wishes to receive information directly should call or write the Company. Please specify regular or electronic mail:

UFP Technologies, Inc.
Attn.: Shareholder Services
172 East Main Street
Georgetown, MA 01833-2107 USA
tel: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

FORM 10-K REPORT
A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Company, or on the Company's website at www.ufpt.com.

CORPORATE HEADQUARTERS
UFP Technologies, Inc.
172 East Main Street
Georgetown, MA 01833-2107 USA

tel: (978) 352-2200
fax: (978) 352-5616

PLANT LOCATIONS
Alabama, California, Florida, Georgia, Illinois, Iowa, Massachusetts, Michigan, New Jersey and Texas.

INDEPENDENT PUBLIC ACCOUNTANTS
Carlin, Charron & Rosen, LLP
1400 Computer Drive
Westborough, MA 01581

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110

CORPORATE COUNSELS
Lynch Brewer Hoffman & Fink, LLP
101 Federal Street, 22nd Floor
Boston, MA 02110

Brown, Rudnick, Berlack, Israels, LLP
1 Financial Center
Boston, MA 02111

ABOUT THIS REPORT
The objective of this report is to provide existing and prospective shareholders a tool to understand our financial results, what we do as a company, and where we are headed in the future. We aim to achieve these goals with clarity, simplicity, and efficiency. We welcome your comments and suggestions.

WORLD WIDE WEB
In the interest of providing timely, cost-effective information to shareholders, press releases, SEC filings, and other investor-oriented matters are available on the Company's website at www.ufpt.com

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

William H. Shaw **d**
Chairman
Retired

R. Jeffrey Bailly **do**
President and CEO

Richard L. Bailly **d**
Retired

Mitchell D. Caplan **o**
Vice President
Sales and Marketing

William C. Curry **d**
Consultant
Curry Associates

Kenneth L. Gestal **d**
Chief Operating Officer
Tricordia, LLC

David B. Gould **d**
President
Westfield, Inc.

Ronald J. Lataille **o**
Vice President, Treasurer,
and Chief Financial Officer

Richard S. LeSavoy **o**
Vice President
Manufacturing

Thomas W. Oberdorf **d**
Chief Financial Officer
and Treasurer, CMGI Inc.

Michael J. Ross **d**
Director, St. Andrews Energy Ltd.
Chairman, Dalriada Ltd.
Partner, ADM Properties

Daniel J. Shaw, Jr. **o**
Vice President
Product Development

Peter R. Worrell **d**
Managing Director
The Bigelow Company, LLC

d Directors **o** Officers

OPERATING PRINCIPLES

Customers We believe the primary purpose of our company is to serve our customers. We seek to "wow" our customers with responsiveness and great products.

Ethics We will conduct our business at all times and in all places with absolute integrity with regard to employees, customers, suppliers, community and the environment.

Employees We are dedicated to providing a positive, challenging, rewarding work environment for all our employees.

Quality We are dedicated to the never-ending process of continually improving our quality of service, quality of communications, quality of relationships and quality of commitments.

Simplification We seek to simplify our business process through the constant re-examination of our methods and elimination of all non-value-added activities.

Entrepreneurship We strive to create an environment that encourages autonomous decision making and a sense of ownership at all levels of the company.

Profit Although profit is not the sole reason for our existence, it is the lifeblood that allows us to exist.


UFP
TECHNOLOGIES

UFP Technologies, Inc.
172 East Main Street, Georgetown, MA 01833 USA
tel: 978.352.2200 • fax: 978.352.5616
e-mail: info@ufpt.com • www.ufpt.com

Alabama California Florida Georgia Illinois Iowa Massachusetts Michigan New Jersey Texas